

UNIT.
09055572
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *52889*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/2008__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc Investment Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__340 Pine Street Suite 401__
(No. and Street)

__San Francisco,__   __CA__   __94104__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

OFFICIAL USE ONLY
FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__McGladrey & Pullen, LLC__
(Name – *if individual. state last. first. middle name*)

__600 University St., Suite 1100__ __Seattle,__ __WA__ __98101__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

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FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Chris Nichols_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Banc Investment Group, LLC_____ , as

of __December 31_____ , 20)08 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

Leah N Watts
_____
Notary Public

See Attached

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _San Francisco_ }

On _2|23|09_ before me, _Leah N Watts_ ,
Date   Here Insert Name and Title of the Officer

personally appeared _Christopher Kevin Nichols_
                                Name(s) of Signer(s)

_____ ,

LEAH NERIE WATTS
Commission # 1798651
Notary Public - California
San Francisco County
My Comm. Expires May 20, 2012

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Leah M Watts_
                Signature of Notary Public

-------------------- OPTIONAL --------------------

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _Annual Audited Report_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

RIGHT THUMBPRINT OF SIGNER
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Signer Is Representing: _____

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

RIGHT THUMBPRINT OF SIGNER
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©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org   Item #5907   Reorder: Call Toll-Free 1-800-876-6827

McGladrey & Pullen

Certified Public Accountants

Banc Investment Group, LLC

Financial Report
December 31, 2008

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Banc

Investment

Group

LLC

Financial

Report

December 31

2008

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Banc Investment Group, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of **Banc Investment Group, LLC** as of December 31, 2008, and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Banc Investment Group, LLC** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Seattle, Washington
February 19, 2009

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Financial

Statements

Statement of Financial Condition

Banc Investment Group, LLC
December 31, 2008

Assets

Cash and cash equivalents	$ 535,467
Deposits with clearing organization	5,153,881
Accounts receivable:	
Customers	342,886
Related parties	20,490
Intangible assets:	
Broker/dealer license	55,000
Goodwill	195,000
Capitalized software development costs, net of	
accumulated amortization of $438,655	326,835
Furniture and equipment, net of accumulated	
depreciation of $301,469	190,278
Other assets	148,703
Total assets	**$6,968,540**

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 26,025
Accrued liabilities	3,579,321
Total liabilities	**3,605,346**
Commitments and Contingencies	--
Member's Equity	**3,363,194**
Total liabilities and member's equity	**$6,968,540**

See notes to financial statements.

Statement of Income

Banc Investment Group, LLC
Year Ended December 31, 2008

Revenue

Loan brokerage fees	$ 6,373,910
Certificate of deposit brokerage fees	4,179,028
Consulting fees	3,326,548
Derivative finder's fees	1,700,571
Investment advisory fees	1,623,070
Fixed income securities	744,443
Federal funds	471,112
Other - transactional	481,549
Other	103,834
Total revenue	**19,004,065**

Expenses

Compensation and benefits	10,867,562
Professional services	1,003,945
Clearing and brokerage	932,412
Facilities and overhead	239,981
Marketing and travel	202,012
Depreciation and amortization	176,412
Other	385,912
Total expenses	**13,808,236**
Net income	**$ 5,195,829**

See notes to financial statements.

Statement of Member's Equity

Banc Investment Group, LLC
Year Ended December 31, 2008

Balance, December 31, 2007	$4,074,857
Distribution to member	(6,000,000)
Stock-based compensation expense	92,508
Net income	5,195,829
Balance, December 31, 2008	**$3,363,194**

See notes to financial statements.

4

Statement of Cash Flows

Banc Investment Group, LLC
Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net income	$5,195,829
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	176,412
Stock-based compensation expense	92,508
Changes in assets and liabilities:	
Accounts receivable	13,093
Other assets	93,145
Accounts payable and accrued liabilities	1,464,862
Net cash provided by operating activities	**7,035,849**
Cash Flows from Investing Activities	
Capitalized software development costs	(265,786)
Purchase of furniture and equipment	(87,474)
Net cash used in investing activities	**(353,260)**
Cash Flows from Financing Activities	
Distribution to member	**(6,000,000)**
Change in cash and cash equivalents	**682,589**
Cash and Cash Equivalents	
Beginning of year	5,006,759
End of year	**$5,689,348**

See notes to financial statements.

Banc Investment Group, LLC
December 31, 2008

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business

Banc Investment Group, LLC (the Company), a wholly owned subsidiary of Pacific Coast Bankers' Bancshares (the Parent Company) was formed May 2002, and commenced operations August 2002. The Company is organized as a California limited liability company, which will be dissolved December 31, 2050. The Company operates as a securities broker/dealer and offers a wide range of capital market products to independent financial institutions as broker, including fixed income, cash equivalents, interest rate derivatives, loan brokerage and tax advantaged investments to customers. The Company also offers consulting services such as asset/liability management and investment advisory services.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all customer accounts and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high-quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its customers. These activities may expose the Company to indirect credit risk in the event customers or third parties are unable to fulfill their contractual obligations.

(continued)

Banc Investment Group, LLC
December 31, 2008

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Cash and Cash Equivalents

The Company considers all highly liquid investments, including deposits with clearing organization, with an original remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents held at the clearing organization are included in cash and cash equivalents on the statement of cash flows.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent amounts due from customers, arising from billings under standard terms. The Company provides an allowance for uncollectible receivables based on a combination of estimated losses on specific accounts and a general reserve. Management has determined that no allowance for uncollectible receivables is considered necessary as of December 31, 2008.

Software Development Costs

The Company capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll and related benefit costs for employees devoting time to the software projects. Such costs are amortized over an estimated useful life of three years. The amount capitalized for internal-use software during the year ended December 31, 2008, was $265,786. Amortization expense for these costs during the year ended December 31, 2008, was $100,834.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or the improvements' estimated useful lives. Repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company evaluates capitalized software costs and furniture and equipment for impairment whenever current events and circumstances indicate the carrying amount may not be recoverable. If the carrying amount is greater than the expected future undiscounted cash flows to be generated, the Company recognizes an impairment loss equal to the excess, if any, of the carrying value over the fair value of the asset.

(continued)

Banc Investment Group, LLC
December 31, 2008

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Intangible Assets

Intangible assets determined to have indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker/dealer license has an indefinite useful life. The intangible assets are tested annually for impairment and whenever events or circumstances indicate that intangible assets might be impaired. Any such impairment will be recognized as an expense, immediately. Based on its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2008.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis, generally three business days after trade date for municipal securities and one business day after trade date for U.S. government securities. As of and for the year ended December 31, 2008, the Company's financial condition and results of operations, using the settlement date basis, are not materially different from recording transactions on the trade-date basis. Capital issuance, loan brokerage, certificate of deposit brokerage and derivative finder's fees are recognized when the transaction is consummated. Consulting revenue is recognized as services are provided. Federal funds program revenue is recorded based on contractual fees earned, including daily transaction fees. Most other types of revenue are recognized as earned when the service is provided or product delivered.

Stock-Based Compensation

The Parent Company offers equity compensation in the form of stock options and restricted stock grants to employees and directors of the Company. The Company accounts for stock-based compensation under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123 (Revised 2004) (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors.

Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors. Compensation cost is measured as the fair value of these awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Parent Company's common stock at the date of grant is used to estimate the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the restriction period for restricted stock awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

The Parent Company's stock compensation plans are described more fully in Note 8.

(continued)

Banc Investment Group, LLC
December 31, 2008

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Income Taxes

The Company is a limited liability company (LLC) and, therefore, not subject to federal or state income taxes. The Company's income and losses are distributed to its member in accordance with applicable sections of the Internal Revenue Code and the LLC Operating Agreement. The Company intends to continue to make cash distributions to its member, as needed. Accordingly, tax liabilities are the member's responsibility, except for the minimum state tax requirement and limited liability company fees.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The Company has no financial assets subject to the provisions of SFAS No. 157 as of December 31, 2008. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows

In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, *Determination of the Useful Life of Intangible Assets* (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date. The impact of FSP FAS 142-3 will depend on the size and nature of acquisitions on or after January 1, 2009.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

(continued)

Banc Investment Group, LLC
December 31, 2008

Note 1 - Operations and Summary of Significant Accounting Policies *(concluded)*

Recent Accounting Pronouncements *(concluded)*

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic entities to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies* (SFAS No. 5). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2 - Transactions with Clearing Organization

The Company has an agreement with JP Morgan, whereby JP Morgan clears all security transactions, carries all customer accounts and performs certain other services. The agreement is cancellable upon 30 days' prior written notice of either party. As a part of this agreement, the Company is required to maintain deposits with the clearing organization. The amount of such balances for the year ended December 31, 2008, was $300,000 and is recorded in deposits with clearing organization on the statement of financial condition.

Note 3 - Commitments

The Company leases its facilities under noncancellable operating leases expiring through 2011. Minimum rental commitments under these leases for future years ending December 31 are as follows:

2009	$45,072
2010	39,804
2011	4,800
	$89,676

The Company also rents office space in San Francisco and Irvine from its Parent Company on a month-to-month basis with monthly rental payments totaling $10,472 per month.

Rent expense totaled $160,138 for the year ended December 31, 2008.

Banc Investment Group, LLC
December 31, 2008

Note 4 - Employee Benefit Plans

The Parent Company offers a 401(k) defined contribution plan to employees who have successfully completed 90 days of service. The plan is a nonmatching, self-directed plan to defer compensation, as provided in Section 401(k) of the Internal Revenue Code. Eligible and participating employees may contribute up to 15 percent of their compensation, subject to certain limits based on federal tax laws.

The Parent Company offers a profit sharing plan to its employees, who are eligible to participate after working 1,000 hours. Contributions vest to the employee equally over a four-year period. The Company contributed $213,206 for the year ended December 31, 2008.

Note 5 - Employee Stock Ownership Plan

The Parent Company sponsors an Employee Stock Ownership Plan with an effective date of January 1, 2008. The purpose of the plan is to enable full-time employees who are at least 21 years of age and have been credited with 1,000 hours or more of service in the plan year to acquire stock ownership in the Parent Company. Contributions to the plan are at the discretion of the board of directors. For the year ended December 31, 2008, $72,000 contributions had been made to the plan.

In the event a terminated plan participant desires to sell his or her shares of the Parent Company's stock, or for certain employees who elect to diversify their account balances, the Parent Company may be required to purchase the shares from the participant at their fair market value. At December 31, 2008, the plan did not hold any shares of the Parent Company's stock.

Note 6 - Related-Party Transactions

The Company contracts services and reimburses affiliated companies. Such services include computer network support and operating cost reimbursements for facilities, accounting and administrative services.

The Company also executes transactions on behalf of affiliates acting in a broker capacity and provides consulting services to affiliated companies. Revenue for services performed for related parties during 2008 totaled $3,650,814. Included in accounts receivable at December 31, 2008, was $20,490 due from an affiliate.

The Parent Company has agreed to guarantee the settlement of certain securities transactions facilitated by the Company through the clearing organization, up to $25,000,000. The guarantee has not been used to date.

The Company had $470,659 on deposit with an affiliated bank at December 31, 2008.

Related-party transactions settle in the normal course of business.

Banc Investment Group, LLC
December 31, 2008

Note 7 - Employment Agreements

The Company and Parent Company have employment agreements with key executives, which provide for incentive compensation and severance provisions that include compensation and noncompetition agreements. The employment agreements provide that employment is at-will and, therefore, may be terminated by either party.

Note 8 - Stock Compensation Plans

Under the Parent Company's 2005 stock option plan, 200,000 shares of its common stock are authorized for distribution to certain key employees. The exercise price of each option equals the fair market value of the Parent Company's stock on the date of grant, and an option's maximum term is 10 years. Options granted vest over a three- to four-year period. During 2008, the 2005 Stock Option Plan was replaced with the Parent Company's 2008 Equity Plan. No additional grants will be made under the 2005 plan.

In August 2008, the Parent Company adopted the 2008 Equity Plan (the Plan). The Plan authorizes the grant of equity awards as long as the number of shares of common stock granted under the Plan added to the number of options granted under the 2005 stock option plan does not exceed 276,860 shares. The Plan became effective August 31, 2008, and will terminate 10 years after its effective date.

The Parent Company has 179,540 options/shares remaining to grant at December 31, 2008.

The Company uses the Black-Scholes option valuation model to determine the weighted-average fair value of options. The Company utilizes assumptions on expected life, risk-free interest rate, expected volatility and dividend yield to determine such values. When grants occur, the expected life of options would be derived utilizing the simplified method, as described in the SEC Staff Accounting Bulletin No. 110. The risk-free rate would be based on treasury instruments in effect on the date of grant, whose terms are consistent with the expected life of the Company's stock options. Expected volatility would be based on historical volatility of the Parent Company's stock. The dividend yield would be based on historical experience and expected future changes.

There were no stock option grants to the Company's employees in 2008.

(continued)

Notes to Financial Statements

Banc Investment Group, LLC
December 31, 2008

Note 8 - Stock Compensation Plans *(concluded)*

A summary of the status of the Parent Company's stock option grants to Company employees for the year ended December 31, 2008, is presented below:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	10,830	$43.94	
Outstanding at end of year	10,830	$43.94	$43,935
Vested or expected to vest at December 31, 2008	10,455	$43.94	$43,302
Options exercisable at year-end	6,660	$42.46	$36,900

The remaining contractual life of options outstanding is 6.7 years.

The restricted stock grants are valued at fair market value at date of grant. The restricted stock grants cliff vest over a period of four to five years, and expense is recognized using the straight-line method in the accompanying financial statements.

The following summarizes activity under the Parent Company's restricted stock plan for restricted stock issued to the Company employees and Parent Company's directors of vested and nonvested shares and changes for the year ended December 31, 2008:

	Shares	Fair Value
Nonvested restricted stock grants at December 31, 2007	--	$ --
Granted	8,877	48.00
Forfeited	--	--
Vested	900	48.00
Nonvested restricted stock grants at December 31, 2008	7,977	$48.00

Total stock-based compensation expense recognized for the year ended December 31, 2008, totaled $92,508, and no tax benefit was realized.

Compensation expense yet to be recognized for stock-based awards that have been awarded but not vested for future years is $467,137.

13

Banc Investment Group, LLC
December 31, 2008

Note 9 - Net Capital Requirements

The Company is a broker/dealer, subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $2,019,179, which was $1,778,823 in excess of its required net capital of $240,356. The Company's net capital ratio was 1.79 to1 at December 31, 2008.

Supplemental

Schedules

Banc Investment Group, LLC
December 31, 2008

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1

Computation of Net Capital

Member's equity	$3,363,194
Deductions:	
Accounts receivable	363,376
Intangible assets	250,000
Software development costs	326,835
Furniture and equipment	190,278
Other assets	148,703
Haircut on money market mutual funds	64,823
Net capital	**$2,019,179**

Computation of Net Capital

Aggregate indebtedness	**$3,605,347**

Computation of Basic Net Capital Requirement

Minimum net capital required (minimum of $5,000 or 6 2/3 percent of aggregate indebtedness)	$240,356
Ratio of aggregate indebtedness to net capital	1.79 to1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2008, computed by Banc Investment Group, LLC in its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3, under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3, under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Banc Investment Group, LLC
San Francisco, California

In planning and performing our audit of the financial statements of **Banc Investment Group, LLC** (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> (1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

> (2) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling their responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(continued)

16

Independent Auditor's Report on Internal Control

(concluded)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Seattle, Washington
February 19, 2009

END